EXHIBIT 99.1

For Immediate Release	Date: July 26, 2018
18-30-TR

Teck Announces Closing of Waneta Dam Sale

Vancouver, B.C. – Teck Resources Limited (“Teck”), (TSX: TECK.A and TECK.B, NYSE: TECK) today announced the closing of the sale of its two-thirds interest in the Waneta Dam in British Columbia, Canada, to BC Hydro for $1.2 billion cash.

The transaction has received the necessary regulatory approvals and consents, including approval by the BC Utilities Commission. Teck will record an after-tax gain of approximately $820 million as a result of the sale, with no cash tax payable on the proceeds.

As part of the sale, Teck Metals Ltd. (“Teck Metals”) holds a 20-year lease to use the two-thirds interest in Waneta to produce power for its industrial operations in Trail. Annual payments will begin at approximately $75 million per year and escalate at 2% per annum, equivalent to an initial power price of $40/MWh based on 1,880 GWh of energy per annum. Teck Metals has an option to extend the lease for a further 10 years at comparable rates.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expectation that the proceeds can enhance and grow Teck’s core mining and refining assets, and the expectation that the transaction ensures long-term power for Trail. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, challenges in our industry that affect our ability to grow our overall business, and a default by Teck under the lease that could lead to early termination by BC Hydro. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning assumptions, risks and uncertainties associated with these forward-looking statements and our business can be found in our most recent annual information form, as well as subsequent filings of our management’s discussion and analysis of quarterly results and other subsequent filings, all filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com